SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront
22 Tak Fung Street
Hunghom, Kowloon
Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
EX-1.1 PRESS RELEASE DATED JAN 5,2005
EX-1.2 ANNOUNCEMENT DATED JAN 11,2005

EXHIBITS

Exhibit	Description
1.1	Press release dated January 5, 2005 regarding cost-saving initiatives.
1.2	Announcement dated January 11, 2005 regarding an increase in the trading volume of Hutchison Global Communications Holdings Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director